

August 6, 2015

<u>Via E-mail</u>
Francis J. Conforti
Chief Financial Officer
Urban Outfitters, Inc.
5000 South Broad Street
Philadelphia, PA 19112-1495

     Re: Urban Outfitters, Inc.
              Form 10-K for Fiscal Year Ended January 31, 2015
              Filed April 1, 2015
              File No. 000-22754

Dear Mr. Conforti:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ David Link for

                    John Reynolds
                    Assistant Director
                    Office of Beverages,
                    Apparel, and Mining